
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.c
TSX: WGR



Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

30 July 2010

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 1 Page



Wgr - Witwatersrand Consolidated Gold Resources Limited - Further Cautionary

Release Date: 26/07/2010 14:00:04 Code(s): WGR

FILE NO. 82-34986

WGR - Witwatersrand Consolidated Gold Resources Limited - Further cautionary announcement
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104
("the Company")
Further cautionary announcement
Further to the cautionary announcement dated 21 June 2010, shareholders are advised that negotiations are still in progress, which, if successfully concluded, may have a material effect on the price of the Company`s securities.
Accordingly, shareholders are advised to continue exercising caution when dealing in the Company`s securities until a full announcement is made.
Johannesburg
26 July 2010
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 26/07/2010 14:00:04 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department